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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 1)

                             Fibreboard Corp.
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, $.01 par value                    315712109
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                             Stephen E. Jacobs
                          Weil, Gotshal & Manges
                    767 Fifth Ave., New York, NY  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              March 11, 1994
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 10 Pages)




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 CUSIP No. 315712109                     13D           Page  of 10


     1     NAME OF REPORTING PERSON:    CRP 3800 Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF      Minnesota
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       300,900
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  300,900
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       300,900
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.2

    14     TYPE OF REPORTING PERSON:    CO


































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               This amends and supplements the Statement on Schedule 13-D filed with the Securities and Exchange Commission (the "SEC") on December 20, 1993 (the "Original Schedule 13-D"), by CRP 3800 Inc., a Minnesota corporation (the "Purchaser"), with respect to its ownership of shares of common stock, par value $.01 per share (the "Shares"), of Fiberboard Corporation, a Delaware corporation (the "Company").

               Unless otherwise indicated, the information set forth in the Original Schedule 13-D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Original Schedule 13-D.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
               Since the date of the Original Schedule 13-D the Purchaser purchased an aggregate of 17,000 Shares for a total consideration (including brokerage commissions) of $541,605. The Purchaser acquired such Shares by using equal amounts of its capital and borrowing from its margin account at Jefferies & Co., Inc.

     Item 4.   Purpose of Transaction.
               ----------------------
               On March 11, 1994, Mr. Pohlad, on behalf of an entity to be organized by himself, members of the Pohlad family and entities controlled by them (the "Acquisition Entity"), sent a letter to the Company's Board of Directors (the "Proposal Letter") proposing a merger or other business combination












































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     transaction between the Company and the Acquisition Entity, pursuant to which all shareholders of the Company would receive $42.50 per Share in cash. Consummation of the proposed merger or business combination transaction (the "Proposal") would be subject to, among other things, (i) the satisfactory conclusion of a due diligence investigation of the Company, (ii) the execution of mutually satisfactory documentation and (iii) the obtaining of all requisite government regulatory approvals. A copy of the Proposal Letter is attached hereto as Exhibit 1, and the foregoing disclosure is qualified in its entirety by reference to the terms and conditions of the Proposal Letter, which terms and conditions are incorporated herein by reference.

               Although Mr. Pohlad is the President and sole director of the Purchaser and the beneficial owner of 32% of the capital stock of the Purchaser and members of his family own an additional 18% of the Purchaser's capital stock, the Proposal is being made on behalf of the Acquisition Entity and not on behalf of the Purchaser.

               Except as set forth above, neither the Purchaser nor the members of the Acquisition Entity has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13-D.















































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     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of the date of this Statement, the Purchasers beneficially owned 300,900 Shares constituting 7.2% of the outstanding Shares (the Percentage of Shares owned being indicated in parentheses and based upon 4,188,920 Shares outstanding on November 10, 1993 as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993):

               (b) The Purchaser has the sole power to vote or direct the vote of the Shares referred to in (a) above and the sole power to dispose or direct the disposition of such Shares. By virtue of his position as President and sole director of the Purchaser and owner of 32% of its capital stock, Mr. Pohlad may also be deemed to beneficially own all of the Shares beneficially owned by the Purchaser and to share in the power to vote and dispose of such Shares.

               (c) The information concerning transactions in the Shares by the Purchaser since the date of the Original Schedule 13-D is set forth in Exhibit 2 attached hereto. All of such transactions were effected on the open market.

               (d)  Not applicable.

               (e)  Not applicable.




















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     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following Exhibits are filed herewith:

               1. Proposal Letter, dated March 11, 1994, from Mr. Pohlad addressed to the Board of Directors of the Company.

               2. Information concerning transactions in the Shares effected by the Purchaser.









































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                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

     Dated:  March 16, 1994

                                   CRP 3800 Inc.



                                   By:  /s/ Carl R. Pohlad
                                      -------------------------------------
                                        Carl R. Pohlad
                                        President



































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                                   EXHIBIT INDEX

    EXHIBIT
      NO.                    DESCRIPTION
    -------

        1. Proposal Letter, dated March 11, 1994, from Mr. Pohlad addressed to the Board of Directors of the Company.

        2. Information concerning transactions in the Shares effected by the Purchaser.